March 3, 2005

Mail Stop 4-6

David C. Nagel
President and Chief Executive Officer
PalmSource, Inc.
1240 Crossman Avenue
Sunnyvale, CA 94089-1116

Re:	PalmSource, Inc.
	Form S-3 filed February 4, 2005
	Registration no. 333-122572

	Form 10-K filed August 20, 2004 and Form 10-Q filed January
10,
2005
      File no. 0-50402

Dear Mr. Nagel:

      We have reviewed your filings and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

      Comments regarding the Application for Confidential
Treatment
have been sent under separate cover. This must be resolved prior to acceleration being requested for the Form S-3.




Form 10-K
Form 10-Q
Controls and Procedures

We note that your disclosure of the Chief Executive Officer`s and the
Chief Financial Officer`s opinions contains language stating reservations about any procedures being totally effective. Please advise us whether these two persons consider that the controls and procedures are "at a reasonable level effectiveness."


General

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      Please contact Hugh Fuller at (202) 942-1813 or me at with any other questions. If you need further assistance after contacting the foregoing persons, you may contact Barbara C. Jacobs, Assistant
Director at (202) 942-1800.


Sincerely,


Mark P. Shuman
      Branch Chief - Legal


CC:	Lawrence A. Rabkin
	Howard Rice Nemerovski Canady Falk & Rabkin, P.C.
	Three Embarcadero Center, 7th Floor
	San Francisco, CA 94111-4024
	FAX no. (415) 217-5910